Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of the Company as of December 31, 2020:

Subsidiary Legal Name	State or other Jurisdiction of Incorporation
Corvus Biopharmaceuticals, Ltd.	Cayman Islands
Corvus Hong Kong Limited	Hong Kong